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                                                                    EXHIBIT 99.1

                               COUNSEL CORPORATION
                             OFFICER'S CERTIFICATION
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
                                (18 U.S.C. 1350)

June 30, 2003

         The undersigned Allan Silber, duly appointed and incumbent officer of Counsel Corporation, a Canadian Corporation ("Corporation"), in connection with the Corporation's Annual Report on Form 20-F for the annual period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), does hereby represent, warrant and certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that to the best of his knowledge:

        (a) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

        (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.


         By:      /s/ Allan Silber
                  ------------------------------
         Name:    Allan Silber
         Title:   Chief Executive Officer